UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☑ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Legacy Bancorp, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

99 North Street

Address of Principal Executive Office (Street and Number)
Pittsfield, Massachusetts 01201

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
Legacy Banks, a wholly owned subsidiary of the registrant, has adopted the Savings Banks Employees Retirement Association (“SBERA”) 401(k) plan (the “plan”). Legacy Banks, along with other unrelated association member employees, participates in the Plan and SBERA controls the Plan’s financial audit. The registrant is unable to timely file the Form 11-K with respect to the Plan for the year ended December 31, 2007 due to an unforeseen delay in receiving the certified financial statements for the Plan for the reasons stated in the attached exhibit. The registrant fully intends to file the Form 11-K within the time frame mandated by Rule 12b-25.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Paul H. Bruce	(413)	443-4421
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Legacy Bancorp, Inc.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2008	By:	/s/ Paul H. Bruce

Paul H. Bruce
Chief Financial Officer, Senior Vice President and Treasurer

EXHIBIT LIST
99.1	Statement of accountant pursuant to Rule 12b-25(c)
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).